CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF TRUST

OF

HIGHLAND HEALTHCARE EQUITY INCOME FUND

This Certificate of Amendment (“Certificate”) is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

First:	The name of the statutory trust is Highland Healthcare Equity Income Fund (the “Trust”).

Second:	The Trust’s Certificate of Trust is hereby amended to delete the first enumerated paragraph therein in its entirety and to insert in lieu thereof the following new first enumerated paragraph:

FIRST: The name of the statutory trust is Highland Healthcare Equity Income and Growth Fund (the “Trust”).

IN WITNESS WHEREOF, the undersigned, being a Trustee, has executed this Certificate on this 23rd day of July, 2014.

By:	/s/ Brian Mitts
Brian Mitts, as Trustee and not individually